File No. 333-257020

As filed with the SEC on September 24, 2021

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

(Check appropriate box or boxes)

Federated Hermes Municipal Bond Fund, Inc.

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Institutional Shares and Class A Shares

without par value, of

Federated Hermes Municipal Bond Fund, Inc.

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b)

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-257020) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on June 11, 2021.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on July 29, 2021 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on July 29, 2021 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization for Federated Hermes Municipal Bond Fund, Inc.

Item 15. Indemnification

Indemnification is provided to Officers and Directors of the Registrant pursuant to the Registrant's By-Laws, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Director may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Director as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Directors under certain circumstances.

Registrant's Directors and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the By-Laws, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Director or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)	Articles of Incorporation
Conformed copy of Articles of Restatement dated April 30, 1993, including Articles Supplementary through November 18, 2020; Certificate of Correction dated February 28, 1997, including Exhibits A and B; and Articles of Amendment through June 26, 2020, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

(2)	By-Laws
Conformed Copy of Amended and Restated By-Laws of the Registrant including Amendment Nos. 11 through 20, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

(3)	Voting Trust Agreement
Not applicable

(4)	Agreement of Acquisition, Reorganization, Merger, Liquidation and any Amendments
Form of Agreements and Plans of Reorganization filed herein as Annex A to the Prospectus/Proxy Statement as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).

(5)	Instruments Defining Rights of Security Holders
Copies of Specimen Certificates for Shares of Capital Stock of the Registrant’s Class A Shares, Class B Shares and Class C Shares, as filed in Post-Effective Amendment No. 50 on May 29, 1997 on Form N-1A (File No. 2-57181 and 811-2677)
As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.

(6)	Investment Advisory Contracts

Federated Investment Management Company

Conformed copy of the Investment Advisory Contract of the Registrant dated August 1, 1989, including Amendment dated June 1, 2001 and Limited Power of Attorney dated June 1, 2017, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

(7)	Underwriting Contracts
7.1	Conformed copy of the Distributor’s Contract of the Registrant dated March 1, 1993, including Exhibits A-G and Amendments dated June 1, 2001 and October 1, 2003, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)
7.2	Conformed copy of the Distributor’s Contract for Class B Shares of the Registrant dated October 24, 1997, including Amendments dated October 1, 2003 and June 1, 2001, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

(8)	Bonus or Profit Sharing Contracts
Not applicable

(9)	Custodian Agreements
9.1	Conformed copy of Custodian Agreement dated June 7, 2005 by and between The Bank of New York Mellon and the Registrant, including Amendments 1-33 and Exhibits A and B revised December 1, 2020, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

(10)	Rule 12b-1 Plan
10.1	Conformed copy of the Distribution Plan between certain classes of the Registrant and Federated Securities Corp., dated February 12, 2004 including Exhibit A, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)
10.2	Conformed copy of the Distribution Plan for Class B Shares of the Registrant dated October 24, 1997, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

(11)	Legal Opinion
Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).

(12)	Tax Opinion
	Conformed copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)	Other Material Contracts
13.1	Services Agreement
13.1.a	Conformed copy of Services Agreement between Federated Advisory Services Company and Federated Investment Management Company dated January 1, 2004, including Schedule 1 (revised December 1, 2020), as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)
13.1.b	Conformed copy of the Second Amended and Restated Services Agreement, amended and restated as of December 1, 2001, between Federated Shareholder Services Company and the Registrant, including Schedule 1 (revised March 1, 2021), as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)
13.1.c	Conformed copy of the Principal Shareholder Servicer’s Agreement for Class B Shares of the Registrant dated October 24, 1997, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)
13.1.d	Conformed copy of the Shareholder Services Agreement for Class B Shares of the Registrant dated October 24, 1997, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

13.2	Transfer Agency Agreement
Conformed copy of the Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company dated January 31, 2017, including Exhibit A (revised March 2, 2021) and Schedules, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

13.3	Administrative Services Agreement
Conformed copy of the Second Amended and Restated Agreement for Administrative Services between the Federated Funds and Federated Administrative Services dated September 1, 2017, including Exhibit A (revised March 1, 2021) and Exhibit B, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

13.4	Financial Administration and Accounting Agreement
Conformed copy of the Fund Accounting Agreement between the Federated Funds and The Bank of New York Mellon dated March 1, 2011, as amended, as filed via EDGAR in Post-Effective Amendment No. 93 on May 26, 2021 on Form N-1A (File Nos. 2-57181 and 811-2677)

(14)	Other Opinions
14.1	Conformed copy of Consent of Ernst & Young, Independent Registered Public Accounting Firm relating to Federated Hermes Municipal Bond Fund, Inc. as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).
14.2	Conformed copy of Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm relating to the Hancock Horizon Funds as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).
14.3	Conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm relating to the Hancock Horizon Funds as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).

(15)	Omitted Financial Statements
Not Applicable

(16)	Power of Attorney
16.1	Conformed copy of Unanimous Consent of Directors as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).
16.2	Conformed copy of Power of Attorney of the Registrant as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).

(17)	Form of Ballot as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-2677 and 333-257020).

+	Exhibit is being filed electronically with registration statement; indicate by footnote

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 24th day of September 2021.

FEDERATED HERMES MUNICIPAL BOND FUND, INC.
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
As required by the Securities Act of 1933, this registration statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY: /s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	September 24, 2021
J. Christopher Donahue *	President and Director (Principal Executive Officer)
Thomas R. Donahue*	Director
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Director
G. Thomas Hough	Director
Maureen Lally-Green*	Director
Thomas O’Neill*	Director
Madelyn A. Reilly*	Director
P. Jerome Richey*	Director
John S. Walsh*	Director
*By Power of Attorney